SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                     ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

          This certificate is filed by Alliant Energy Corporate Services, Inc. ("Services") on behalf of itself and Alliant Energy Industrial Services, Inc. ("AEIS") (formerly "IES Energy, Inc."), Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investco, Inc. ("Investco") (formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET") (formerly "IES Transportation Inc."), Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Entra Technologies Company ("Entra"), Heartland Energy Group, Heartland Environmental Holding Company ("HEHC"), Heartland Properties, Inc. ("HPI"), Heartland Energy Services, Inc. ("HES"), IEA Delaware, IEA-HES, LLC ("IEA-HES"), IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land & Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), Quality Environmental Systems, Inc. ("QES"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), Williams Bulk Transfer, and WPLH Commodities Trading LLC ("Trading").

          This certificate is notice that Alliant Energy Resources, Inc., during the period from October 1, 1999 through December 31, 1999, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.   Issue, renewal or guaranty - New Issues

3.   Principal amount - See Schedule 1

4.   Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From October 1, 1999 through December 31, 1999

6.   If renewal of security, give date of original issue - Not Applicable

7.   Date of maturity of each security - various ranging from 1 day to 118 days.

8.   Name of the person to whom each security was issued, renewed or guarantied:
     Cede & Co.

9.   Collateral given with each security:  None

10.  Consideration received for each security:  See Schedule 1

11.  Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of
     a.   the provisions contained in the first sentence of 6(b),  :
     b.   the provisions contained in the fourth sentence of 6(b),  :
     c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.  Not Applicable

14.  Not Applicable

15   Exempt from provisions of 6(a) under Rule 52.


                                        ALLIANT ENERGY CORPORATE SERVICES, INC.

Date:  February 4, 2000               By: /s/ Edward M. Gleason
     -------------------------           --------------------------------------
                                          Edward M. Gleason, VP - Treasurer


                                        Form U-6B-2
                                         Schedule 1

                     ALLIANT ENERGY CORPORATE SERVICES, INC.

              PERIOD FROM OCTOBER 1, 1999 THROUGH DECEMBER 31, 1999

1. During the period from October 1, 1999 through December 31, 1999, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                    October        November       December       Quarter
                  -------------------------------------------------------------
Beginning Balance $ 329,500,000   $ 350,000,000  $ 148,848,000  $ 329,500,000
CP Issued         $ 375,000,000   $ 122,000,000  $  32,000,000  $ 529,000,000
CP Matured        $ 354,500,000   $ 323,152,000  $  42,000,000  $ 719,652,000
Ending Balance    $ 350,000,000   $ 148,848,000  $ 138,848,000  $ 138,848,000


2.   The weighted average interest rate for the period was as follows:

                    October        5.421%
                    November       5.747%
                    December       5.952%
                    Quarter        5.707%

3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:



                                        Month/         Beginning           Borrowing/          Ending
Participant                             1999           Balance - $         (Repayment) - $     Balance - $
-----------------------------------------------------------------------------------------------------------

Alliant Energy Industrial Services      October          2,148,964.27      (888,841.42)        3,037,805.69
                                        November         3,037,805.69      (140,065.22)        3,177,870.91
                                        December         3,177,870.91       673,702.12         2,504,168.79

Alliant Energy International, Inc.      October        148,741,885.64   (26,302,626.11)      175,044,511.75
                                        November       175,044,511.75    (1,607,338.84)      176,651,850.59
                                        December       176,651,850.59    (1,895,388.20)      178,547,238.79

Alliant Energy Investco, Inc.           October            967,728.90        (5,833.25)          973,562.15
                                        November           973,562.15        (5,679.11)          979,241.26
                                        December           979,241.26        68,832.00           910,409.26

Alliant Energy Investments, Inc.        October         25,064,410.93      (662,377.21)       25,726,788.14
                                        November        25,726,788.14    (1,007,735.81)       26,734,523.95
                                        December        26,734,523.95     1,130,267.19        25,604,256.76

Alliant Energy Transportation, Inc.     October           (420,582.18)        5,386.90          (425,969.08)
                                        November          (425,969.08)       (5,778.25)         (420,190.83)
                                        December          (420,190.83)   (9,368,258.23)        8,948,067.40

Capital Square Financial Corp.          October         (4,291,341.22)       16,330.71        (4,307,671.93)
                                        November        (4,307,671.93)      (52,500.12)       (4,255,171.81)
                                        December        (4,255,171.81)     (264,800.60)       (3,990,371.21)




Cedar Rapids & Iowa City Railway        October          9,573,003.02       706,834.20         8,866,168.82
                                        November         8,866,168.82       (21,435.20)        8,887,604.02
                                        December         8,887,604.02     8,887,604.02                 0.00

Entra Technologies                      October
                                        November
                                        December

Heartland Energy Group                  October                  0.00       530,305.24          (530,305.24)
                                        November          (530,305.24)   (1,108,324.15)          578,018.91
                                        December           578,018.91     2,222,250.79        (1,644,231.88)

Heartland Environmental Holding Co.     October
                                        November
                                        December

Heartland Properties, Inc.              October          4,314,418.90        68,783.10         4,245,635.80
                                        November         4,245,635.80    11,218,770.32        (6,973,134.52)
                                        December        (6,973,134.52)   (3,573,014.86)       (3,400,119.66)

HES                                     October                  0.00             0.00                 0.00
                                        November                 0.00    (1,086,282.40)        1,086,282.40
                                        December         1,086,282.40      (529,369.26)        1,615,651.66

IEA Delaware                            October                  0.00             0.00                 0.00
                                        November                 0.00             0.00                 0.00
                                        December                 0.00    (6,430,455.01)        6,430,455.01

IEA-HES, LLC                            October         (1,810,516.15)    4,399,280.22        (6,209,796.37)
                                        November        (6,209,796.37)     (932,156.87)       (5,277,639.50)
                                        December        (5,277,639.50)   (5,277,639.50)                0.00

IEI Barge Services, Inc.                October           (695,325.56)      279,790.25          (975,115.81)
                                        November          (975,115.81)      (53,174.43)         (921,941.38)
                                        December          (921,941.38)     (275,359.08)         (646,582.30)

Industrial Energy Applications, Inc.    October         47,882,837.34       (99,673.95)       47,982,511.29
                                        November        47,982,511.29       243,359.89        47,739,151.40
                                        December        47,739,151.40     9,711,332.07        38,027,819.33

Iowa Land & Building Company            October          5,813,702.50      (223,429.84)        6,037,132.34
                                        November         6,037,132.34        21,725.43         6,015,406.91
                                        December         6,015,406.91       (74,219.25)        6,089,626.16

Prairie Ridge Business Park, L.P.       October               (212.22)         (308.28)               96.06
                                        November                96.06            (0.72)               96.78
                                        December                96.78            (0.75)               97.53

Quality Environmental Systems, Inc.     October
                                        November
                                        December




RMT, Inc.                               October         (5,399,846.35)    1,797,300.10        (7,197,146.45)
                                        November        (7,197,146.45)    1,615,051.08        (8,812,197.53)
                                        December        (8,812,197.53)   (1,867,933.60)       (6,944,263.93)

Schedin & Associates, Inc.              October            413,585.81       (51,703.82)          465,289.63
                                        November           465,289.63         5,331.55           459,958.08
                                        December           459,958.08        62,220.40           397,737.68

Transfer Services, Inc.                 October         (1,043,819.72)       26,063.38        (1,069,883.10)
                                        November        (1,069,883.10)       16,246.68        (1,086,129.78)
                                        December        (1,086,129.78)      (19,889.58)       (1,066,240.20)

Village Lakeshares, Inc.                October          6,653,607.39       219,220.30         6,434,387.09
                                        November         6,434,387.09        55,809.51         6,378,577.58
                                        December         6,378,577.58         1,113.29         6,377,464.29

Whiting Petroleum Corporation           October         65,252,590.82      (752,397.51)       66,004,988.33
                                        November        66,004,988.33    (7,664,677.75)       73,669,666.08
                                        December        73,669,666.08     1,138,224.33        72,531,441.75

Williams Bulk Transfer                  October            872,012.14      (599,541.39)        1,471,553.53
                                        November         1,471,553.53      (711,479.30)        2,183,032.83
                                        December         2,183,032.83       (69,383.17)        2,252,416.00

WPLH Commodities Trading LLC            October            (77,325.72)          466.10           (77,791.82)
                                        November           (77,791.82)          372.64           (78,164.46)
                                        December           (78,164.46)          471.16           (78,635.62)




4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a. Alliant Energy International, Inc. (formerly "IES International Inc.") - Investments in foreign utilities.

     b. Alliant Energy Investco, Inc. (formerly "IES Investco Inc.") - Holding company for investments in merchant banking fund.

     c.   Alliant Energy Investments, Inc. (formerly "IES Investments
          Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     d. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Interstate Energy Corporation.

     e. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

     f.   Capital Square Financial Corp. - Financing services.

     g. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     h. Entra Technologies Company - Environmental software development. Entra's money pool balance was combined with Heartland Environmental Holding Company as of 5/1/99.

     i. Heartland Energy Group - Natural gas commodity and management services company.

     j. Heartland Environmental Holding Company - Holding company for environmental consulting and engineering subsidiaries. Heartland Environmental Holding Company's money pool balance was combined with RMT Inc. as of 5/21/99.

     k. Heartland Properties, Inc. - Real estate management and community development.

     l.   HES - Holding company with an ownership in ReGenCo LLC.

     m. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

     n.   IEA-HES, LLC - Natural gas marketing.

     o.   IEI Barge Services Inc. - Barge terminal and hauling services.

     p. Industrial Energy Applications, Inc. - Commodities-based energy services.

     q.   Iowa Land & Building Company - Real estate purchasing.

     r.   Prairie Ridge Business Park, LP - Real estate holding company.

     s. Quality Environmental Systems, Inc.- Environmental consulting and engineering. QES' money pool balance was combined with RMT, Inc. as of 5/1/99.

     t.   RMT, Inc. - Environmental consulting and engineering.

     u.   Schedin & Associates, Inc. - Energy consulting.

     v. Transfer Services, Inc. (formerly "IES Transfer Services Inc.") - Operates storage facilities.

     w.   Village Lakeshares Inc. - Real estate and community development.

     x.   Whiting Petroleum Corporation - Crude oil production.

     y. Williams Bulk Transfer - Bulk materials transloading & storage facility

     z.   WPLH Commodities Trading LLC - Investments.